UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value

Class B Common Stock, no par value

(Title of Class of Securities)

Class A Common Stock: 369385 10 9

Class B Common Stock: 369385 20 8

(CUSIP Number)

David S. Kauffman

Vice President and Associate General Counsel

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

(908) 559-6174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Communications Inc. 23-2259884
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%*
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Business Global LLC 02-0763670
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%*
14.	TYPE OF REPORTING PERSON

OO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MCI Communications Corporation 58-2358731
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%*
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Business Network Services Inc. 13-2745892
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%*
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

PRELIMINARY STATEMENT

This Amendment No. 10 amends and supplements the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, Amendment No. 4 dated March 22, 2002, Amendment No. 5 dated April 10 and 11, 2002, Amendment No. 6 dated August 29, 2003, Amendment No. 7 dated December 2, 2004, Amendment No. 8 dated December 7, 2004 and Amendment No. 9 dated March 6, 2007 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following at the end thereof:

On March 12, 2007, the transaction contemplated by the 2007 Stock Purchase Agreement closed and an aggregate of 1,275,791 shares of Class B Common Stock were sold by Network Services to Mr. Stanton and Ms. Gillespie.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety.

The Reporting Persons presently own beneficially 50,000 shares of Class A Stock (consisting solely of 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by Network Services, as successor by merger to Worldcom Ventures, Inc.), representing approximately 0.1% of the presently outstanding shares of Class A Stock, based upon (a) a total of approximately 49,884,728 outstanding shares of Class A Stock as of October 31, 2006, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and (b) the shares issuable upon exercise of the options to purchase Class A Stock as described above.

Network Services, MCI (through Network Services), Verizon Business (through MCI), and Verizon (through Verizon Business) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer that may be obtained upon the exercise of the options held by Network Services.

Except as set forth in Item 3 above, no transactions in securities of the Issuer were effected by any of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s securities on March 12, 2007.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2007

VERIZON COMMUNICATIONS INC.

/s/ MARIANNE DROST
By:	Marianne Drost

VERIZON BUSINESS GLOBAL LLC

/s/ RANDAL S. MILCH
By:	Randal S. Milch

MCI COMMUNICATIONS CORPORATION

/s/ RANDAL S. MILCH
By:	Randal S. Milch

VERIZON BUSINESS NETWORK SERVICES INC.

/s/ RANDAL S. MILCH
By:	Randal S. Milch